
05059142

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


JUN 2005
183

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

\- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ________________

Commission file number 1-6075

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

UNION PACIFIC AGREEMENT EMPLOYEE 401(k)
RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN



Date June 24, 2005 **By**

June 24, 2005

Barbara W. Schaefer, Senior Vice President – Human Resources, Union Pacific Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-10797 and No. 333-106708 of Union Pacific Corporation on Form S-8 of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of the Union Pacific Agreement Employee 401(k) Thrift Plan for the year ended December 31, 2004.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 24, 2005

Union Pacific Agreement Employee 401(k) Retirement Thrift Plan

*Financial Statements as of December 31, 2004
and 2003 and for the Years Then Ended,
Supplemental Schedules as of and for
the Year Ended December 31, 2004
and Independent Auditors' Report*

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

TABLE OF CONTENTS

Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
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Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Union Pacific Agreement Employee 401(k)
Retirement Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



June 24, 2005

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Investments at contract value (Notes 2 and 3):		
Plan interest in Master Trust A	$ 78,738,619	$ 68,646,534
Investments at fair value (Notes 2, 3 and 4):		
Plan interest in Master Trust B	78,417,561	81,854,265
Mutual funds	556,044,429	464,069,996
Total investments	713,200,609	614,570,795
Contributions receivable	240,035	3,112,764
Net assets available for benefits	$ 713,440,644	$ 617,683,559

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Plan interest in Master Trust A investment income (Note 3):		
Interest and dividends	$ 2,964,284	$ 2,926,312
Plan interest in Master Trust B investment income (loss) (Note 3):		
Net appreciation (depreciation) in fair value of investments	(1,998,361)	12,084,387
Interest and dividends	1,426,984	1,244,034
	(571,377)	13,328,421
Net appreciation in fair value of mutual funds	39,427,164	74,212,318
Interest and dividends	13,365,264	7,507,436
	52,792,428	81,719,754
Total	55,185,335	97,974,487
Employee contributions	77,848,720	72,211,660
Total additions	133,034,055	170,186,147
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	37,276,970	29,485,065
NET INCREASE	95,757,085	140,701,082
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	617,683,559	476,982,477
End of year	$713,440,644	$617,683,559

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004 and 2003

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan covering employees of the Union Pacific Railroad Company and its railroad affiliates (the Company) who are represented for the purposes of collective bargaining by a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of the effective date of the Plan, July 1, 1990. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – Participants may contribute 2% to 50% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 1% to 50% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 50% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company does not contribute to the Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. The allocations are based on participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from that participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their account.

Payment of Benefits – Following a participant's termination of employment, a distribution of benefits will be made upon request. If a participant does not request a distribution at termination, the account will be deferred until the date the participant attains the participant's required beginning date, as defined, or the participant's death. If the participant remains employed with the Company after attaining age 70½, his/her account may remain in the Plan until April 1st of the year following the year in which he/she terminates employment. A Required Minimum Distribution option is available at age 70½. The participant can receive his/her account sooner if he/she so desires.

Plan Administration – The Plan is administered by the Senior Vice President, Human Resources of the Union Pacific Corporation (the Corporation). All administrative expenses of the Plan are paid by the Corporation, except investment management fees which are netted against investment earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – Investments in the Union Pacific Common Stock Fund, Vanguard Wellington Investment Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Investment Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Total Stock Market Investment Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

The investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Investments in the Union Pacific Fixed Income Fund are valued at contract value.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Payment of Benefits – Benefits are recorded when paid.

3. MASTER TRUSTS

At December 31, 2004 and 2003, the Plan participated in Master Trusts with other retirement plans administered by the Corporation. A Master Trust has been established for the purpose of investing in the Union Pacific Fixed Income Fund (Master Trust A). Another Master Trust has been established for the purpose of investing in Union Pacific common stock (Master Trust B). The investment assets of the Master Trusts are held at VFTC. Use of the Master Trusts permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trusts, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trusts are discussed in Note 2. The Plan's interests in the Master Trusts, as a percentage of net assets held by the Master Trusts, are presented in the following tables as of December 31, 2004 and 2003:

Master Trust A	**2004**	**2003**
Investments at contract value:		
Guaranteed investment contracts	$ 385,622,409	$ 376,847,260
Plan's portion of investments	$ 78,738,619	$ 68,646,534
Portion allocated to the Plan	20.42 %	18.22 %

Master Trust B	**2004**	**2003**
Investments at fair value as determined by quoted market price:		
Common stocks	$ 78,637,916	$ 82,134,822
Plan's portion of investments	$ 78,417,561	$ 81,854,265
Portion allocated to the Plan	99.72 %	99.66 %

Investment income for the Master Trusts for the years ended December 31, 2004 and 2003 is as follows:

	2004	**2003**
Master Trust A investment income:		
Total interest income of Master Trust A	$ 15,558,617	$ 16,893,268
Plan's portion of Master Trust A investment income	$ 2,964,284	$ 2,926,312

Master Trust B investment income:	**2004**	**2003**
Net appreciation (depreciation) in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$ (2,005,942)	$ 12,121,575
Interest and dividends	1,430,808	1,247,894
Total investment income (loss) of Master Trust B	$ (575,134)	$ 13,369,469
Plan's portion of Master Trust B investment income (loss)	$ (571,377)	$ 13,328,421

While the Plan participates in the Master Trusts, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, the investment income (loss) of the Master Trusts may not be allocated evenly among the plans participating in the Master Trusts.

Master Trust A invests in fully benefit-responsive guaranteed investment contracts. These contracts are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield under these contracts was 4.08% and 4.67% at December 31, 2004 and 2003, respectively. The crediting interest rates for the year ended December 31, 2004 and 2003 ranged from 1.93% to 7.69% and 2.50% to 7.69%, respectively.

4. INVESTMENTS

The following table presents the fair value of mutual funds. Mutual funds that represent 5% or more of the Plan's net investment in mutual funds are separately identified.

	December 31,	
Investments at Fair Value as Determined by Quoted Market Price:	**2004**	**2003**
Vanguard 500 Index Fund	$ 175,356,223	$ 156,370,267
Vanguard International Growth Fund	35,838,323	25,958,258
Vaguard Small-Cap Index Investment Fund	30,747,266	19,614,909
Vanguard Total Bond Market Index Fund	28,562,486	26,324,160
Vanguard U.S. Growth Fund	68,176,567	64,249,846
Vanguard Wellington Investment Fund	117,721,495	99,585,856
Vanguard Windsor II Fund	26,912,108	15,475,506
Other	41,595,925	24,637,874
	524,910,393	432,216,676
Investments at Estimated Fair Value:		
Vanguard Prime Money Market Fund	31,134,036	31,853,320
Total investments	$ 556,044,429	$ 464,069,996

During 2004 and 2003, the Plan's investments in mutual funds (including investments bought and sold, as well as held during the year) appreciated in value by $39,427,164 and $74,212,318, respectively.

5. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. With respect to the operation of the Plan, Plan management is aware of certain operational defects which could adversely affect the tax-exempt status of the Plan. These operational defects are being corrected through the use of the Voluntary Correction Program (VCP) program. Submission to the VCP program was made on September 12, 2002 and a compliance letter dated November 12, 2003 was received for this filing. Two additional VCP filings have been made, one on March 24, 2003 and another on September 24, 2003. Compliance letters were received from the IRS on April 2, 2004 and February 17, 2005 with respect to these submissions. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. RELATED PARTY TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

During 2003, it was discovered that for the period beginning in 1997, there was an inadvertent use of Plan assets by the Company due to a clerical error which violated IRC Section 4975(c)(1)(B). Participant withholdings were not properly credited to three participant accounts. Therefore, the transactions constituted an extension of credit from the Plan to the Company. The Company repaid these withholdings plus lost earnings in 2005.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(a)
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2004

In 1997, participant withholdings were not properly credited to participant accounts in the Southern Pacific Savings Plan for the Brotherhood of Locomotive Engineers, United Transportation Union, American Train Dispatchers Department - BLE (the SP Savings Plan). The SP Savings Plan was merged into the Plan effective January 1, 1998. The withholdings constitute an extension of credit from the plan to the Union Pacific Railroad Company, the Plan Sponsor, in violation of IRC Section 4975(c)(1)(B).
Amounts involved are as follows:

Participant Contributions Transferred Late to the Plan	$	33
Total that Constitute Nonexempt Prohibited Transactions	$	33

In 1997, participant withholdings were not properly credited to participant accounts. The withholdings constitute an extension of credit from the plan to the Union Pacific Railroad Company, the Plan Sponsor, in violation of IRC Section 4975(c)(1)(B).
Amounts involved are as follows:

Participant Contributions Transferred Late to the Plan	$	55
Total that Constitute Nonexempt Prohibited Transactions	$	55

UNION PACIFIC AGREEMENT EMPLOYEE
401(k) RETIREMENT THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2004

Column B	Column C	Column E
Identity of Issue or Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
* Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund - 1,570,729 shares	$ 175,356,223
* Vanguard Fiduciary Trust Company	Vanguard International Growth Fund - 1,900,229 shares	35,838,323
* Vanguard Fiduciary Trust Company	Vanguard LifeStrategy Conservative Growth Fund - 247,378 shares	3,774,993
* Vanguard Fiduciary Trust Company	Vanguard LifeStrategy Growth Fund- 285,934 shares	5,730,112
* Vanguard Fiduciary Trust Company	Vanguard LifeStrategy Income Fund - 251,311 shares	3,400,241
* Vanguard Fiduciary Trust Company	Vanguard LifeStrategy Moderate Growth Fund - 294,310 shares	5,271,100
* Vanguard Fiduciary Trust Company	Vanguard Mid-Cap Index Fund - 1,049,074 shares	16,407,509
* Vanguard Fiduciary Trust Company	Vanguard Prime Money Market Fund - 31,134,036 shares	31,134,036
* Vanguard Fiduciary Trust Company	Vanguard Small-Cap Index Investment Fund - 1,146,431 shares	30,747,266
* Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund - 2,781,157 shares	28,562,486
* Vanguard Fiduciary Trust Company	Vanguard Total Stock Market Investment Fund - 243,725 shares	7,011,970
* Vanguard Fiduciary Trust Company	Vanguard U.S. Growth Fund - 4,213,632 shares	68,176,567
* Vanguard Fiduciary Trust Company	Vanguard Wellington Investment Fund - 3,899,354 shares	117,721,495
* Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund - 875,760 shares	26,912,108
* Plan interest in Master Trust A	Master Trust	78,738,619
* Plan interest in Master Trust B	Master Trust	78,417,561
		$ 713,200,609

* Represents a party-in-interest.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE G, PART III
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

Column A Identity of Party Involved	Column B Relationship to Plan, Employer or Other Party-In Interest	Column C Description of Transaction, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Column H Cost of Asset	Column I Current Value of Asset	Column J Net Gain or (Loss) on each Transaction
UPRR*	Plan Sponsor	Inadvertent use of plan assets by Employer due to clerical error in violation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 124	$ 149	$ 25
UPRR*	Plan Sponsor	Inadvertent use of plan assets by Employer due to clerical error in violation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 152	$ 182	$ 30
UPRR*	Plan Sponsor	Inadvertent use of plan assets by Employer due to clerical error in violation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 52	$ 63	$ 11

* Represents a party-in-interest.